Exhibit 99.45

NexTech Signs AR eCommerce Deal with The Wright Brothers
USA to Provide Immersive Online Shopping Experiences

NexTech will ARitize™apparel and memorabilia to optimize the online shopping experience and create unique, branded learning moments tied to the history and science of aviation

May 16, 2019 – New York, NY / Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”)(OTCQB:NEXCF)(CSE:NTAR)(FSE:N29) is pleased to announce that it has entered into an agreement with The Wright Brothers USA (TWBUSA) to ARitize™ several items from its product line and explore sentiment measurement technology for “Try It On” features. The Wright Brothers USA is the exclusive global licensor for The Wright Brothers trademark, which is owned by The Wright Brothers Family Foundation. NexTech will create 3D product models of The Wright Brothers® merchandise and apparel through its web AR eCommerce platform.

NexTech is converting several of The Wright Brothers products—a bicycle and a pair of sunglasses—plus a pair of aviation goggles into high-fidelity 3D models to be used on TWBUSA online stores. Customers will be able to view products in full 3D, with 360-degree rotation, as well as “try on” glasses and goggles through AR technology before purchase. Additionally, TWBUSA will explore the use of NexTech’s sentiment analysis technology. When customers “try on” aviation goggles using augmented reality, their reactions will be analyzed in real-time, delivering valuable insights into shopper preferences which can be used to drive purchases and other marketing initiatives.

The AR versions of both the bicycle and goggles will also trigger a unique “moment-stealing” experience, built by the NexTech team. These interactive experiences will bring realistic lessons on engineering, aviation and technology directly into homes and classrooms. These experiences are ideal for students exploring STEM curriculum.

“Our partnership with The Wright Brothers USA is unique as we’re bringing together two different use-cases for augmented reality: retail and education,” said Evan Gappelberg, CEO of NexTech AR Solutions. “The Wright Brothers store can provide shoppers with a truly customized online retail experience using sentiment analysis and ‘Try it On’ features while also keeping the rich history and legacy of the brothers alive using 3D, volumetric learning experiences that come to life when customers interact with memorabilia.”

“The Wright Brothers USA is pleased to announce a collaborative effort to leverage the augmented reality expertise of NexTech with the strength of The Wright Brothers brand. TWBUSA seeks products and services that embody the character of the Wright brothers who are American icons of inventiveness and innovation,” said Kenneth Botts, President of The Wright Brothers USA. “To that end, we believe new technologies such as augmented reality fit well to boost The Wright Brothers Store online experience for our visitors. Furthermore, AR technology aligned with The Wright Brothers brand has the potential to create that twinkle-in-the-eye moment for STEM students, inspiring our future pilots and aerospace engineers.”

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

About The Wright Brothers USA

The Wright Brothers USA is the exclusive global licensor for The Wright Brothers trademark, which is owned by The Wright Brothers Family Foundation. Appointment of The Wright Brothers USA marked the first time the foundation had commissioned an agency to create, develop and build a brand around commercial products and services bearing the brothers’ famous name. Founding partners Kenneth Botts and Doug Knopp lead the company, which is based in Dayton, OH, the birthplace of aviation. A portion of all licensing royalties goes directly to The Wright Brothers Family Foundation.

About The Wright Brothers Family Foundation

The Wright Brothers Family Foundation supports the preservation of aviation history related to Orville and Wilbur Wright by funding research and publication of aviation history, scholarships for studies in the fields of aviation and aeronautics, educational programming, the restoration and display of aviation artifacts, and landmarks and memorials related to the Wright brothers’ story. Established at The Dayton Foundation by Wilkinson Wright, the Wright brothers’ grandnephew, the fund today is advised by Stephen Wright and Amanda Wright Lane, great-grandnephew and great-grandniece, respectively.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web-enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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